U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE SEMI-ANNUAL PERIOD ENDED: June 30, 2018

BioLife4D Corporation
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Jillian Sidoti

Trowbridge Sidoti

38730 Sky Canyon Drive – Ste A

Murrieta, CA 92563323-799-1342

jillian@crowdfundinglawyers.net

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

8731	81-4586116
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Semi-annual Report on Form 1-K of Biolife4D Corporation., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Biolife4D Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of the Offering Circular dated January 22, 2018 and our 1-K filed on May 3, 2018. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular date January 22, 2018.

BUSINESS

BioLife4D Corporation (the “Company”) was formed as BioGen3D Corporation on November 14, 2016 as a Delaware Corporation for the general purpose of engaging in any lawful activity for which corporations may be organized under the law of the State of Delaware. The Company is endeavoring to 3D bio-print a heart for transplants. On June 5, 2017, the Company filed a Certificate of Amendment to the Certificate of Incorporation and changed the Company’s name to BioLife4D Corporation.

Results of Operations

The period of January 1, 2018 to June 30, 2018

Revenue. Total revenue for the period from January 1, 2018 to June 30, 2018 was $0. The Company continues to be in the start-up phase.

Operating Expenses. Operating expenses for the period from January 1, 2018 to June 30, 2018 were $497,560. Operating expenses for the period were comprised of insurance costs, legal and professional fees (including accounting costs), office supplies, and overall operating expenses such as utilities and travel. Payroll expenses totaled $88,958.61.

Net Loss. Net loss for the period from January 1, 2018 to June 30, 2018 was $496,837. Interest income was $723.

The period January 1, 2017 to December 31, 2017

Revenue. Total revenue for the period ended December 31, 2017 was $0.

Operating Expenses. Operating expenses for the period December 31, 2017 were $(257,219). Operating expenses were for selling, general and administrative expenses totaling $106,096, as well as $38,400 for professional fees, and $112,723 for marketing expenses.

Net Loss. Net loss for the period ended December 31, 2017 was $293,219.

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Liquidity and Capital Resources

The Company had net cash of $1,451,332 at June 30, 2018 and net cash of $329,615 as of December 31, 2017. At June 30, 2018, we raised $1,716,722 from investors through our Regulation A Offering.

During the period from January 1, 2018 to June 30, 2018, we used $497,560 of cash to cover the operating expenses. There was interest income of $723.34 for the same period. The Company used $196,332 in order to pay back loans, interest expense, and reimburse our CEO for expenses. For the period ended December 31, 2017, cash was used for operating expenses of $257,219 and interest expense of $36,000.

During the period from January 1, 2018 to June 30, 2018, $497,560 of Company cash was used for operating activities. Capital needs were met by the investments made by our shareholders. For the period ended December 31, 2017, $257,219 of Company cash was used for administrative activities.

The Company currently carries $6,668 in credit card debt.

Related Party Transactions.

As of June 30, 2018, the Company has recorded long-term loans payable from Mr. Morris, our CEO, Franklin Pierce, Jeff Hecthman, Franklin Pierce, and Marvin Somlo of $559,331 for purposes of funding the Company for expenses associated with seeking the securities registration exemption and for other operating expenses. This includes accrued interest expense of $24,331.

Mr. Somlo was paid back approximately $190,000. Mr. Morris was reimbursed approximately $5,163 for expenses. The Steven Morris Trust is currently owed $375,000.

During the period from January 1, 2017 and December 31, 2017, the Company issued additional long-term loans payable (“Shareholder Notes”) to Mr. Morris and associates of the Company and relatives of Mr. Morris in excess of $600,000. The terms of these notes provide that the principal amounts are subject to 6 percent interest per annum. Additionally, the holders of these long-term loans payable were also granted a cumulative amount of 200,000 shares of voting common stock and 60,000 shares of Class A common stock. The terms of the long-term loans payable are largely similar among all of the holders except for which holders received voting and Class A stock and how many shares were received by the holders of the Shareholder Notes.

Furthermore, the terms of the long-term loans payable provide that when the Company issues any other stock, debt or other strategic financing where the proceeds exceed $600,000, the holders of the long-term loans payable shall be repaid in full, plus accrued and unpaid interest.

Trend Information

Because we are still in the startup phase and have only recently launched the Company, we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in the Offering to not be indicative of future operating results or financial condition.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined in the Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company had no revenue during 2017 or for the period ended June 30, 2018.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Unaudited Financial Statements

Period from January 1, 2018 to June 30, 2018 and the

Period from January 1, 2017 through December 31, 2017

FS-1

Financial Statements

Biolife4D Corporation

FS-2

Biolife4D Corporation

Balance Sheet

As of December 31, 2017 and 2016

See Notes to the Financial Statements

	December 31, 2017	June 30, 2018
ASSETS
ASSETS
Current Assets
Cash & Cash Equivalents	329,615	1,467,342
Deferred Offering Costs	25,000	25,000
Total Current Assets	354,615	1,492,342

Non-current Assets
None

TOTAL ASSETS	354,615	1,492,342

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current Liabilities
Accounts Payable	6,991	6,668
Total Current Liabilities	6,991	6,668

Non-current Liabilities
Advance from Founder	5,163	0
Accrued Interest	36,000	24,331
Shareholder Notes	600,000	535,000

TOTAL LIABILITIES	648,154	565,999

SHAREHOLDER EQUITY
Voting Common Stock ($0.00001 par; 11,000,000 shares authorized; 10,200,000 shares and 10,000,000 issued, respectively)	102	100
Non-voting Common Stock ($0.00001 par; 6,000,000 shares authorized; 88,500 and 28,500 shares issued, respectively)	1	1,716,622
Additional Paid-in Capital	(103)	(496,837)
Retained Earnings, net of Distributions	(293,540)	(293,543)
TOTAL SHAREHOLDER EQUITY	(293,540)	(926,342)
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	354,615	1,492,342

The accompanying Notes are an important and integral part of the financial statements

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Biolife4D Corporation

Income Statement

For the period January 1, 2017 through December 31, 2017

And for the period January 1, 2018 through June 30, 2018

	December 31, 2017	January 1, 2018 to June 30, 2018
Revenues, net of Allowances and Returns	0	0
Less: Cost of Revenues	0	0

Total Gross Profit	0	0

Selling, General and Administrative	106,096	181,569
Advertising and Marketing	112,723	153,641
Professional Fees	38,400	47,995
Payroll	0	95,669
Insurance		14,896
Travel		3,791
Total Income from Operations	(257,219)	(497,560)

Interest Income	0	723
Interest Expense	36,000	0

Total Income before Taxes	(293,219)	(496,837)

Provision/(Benefit) for Income Taxes	0	0

NET INCOME	(293,219)	(496,837)

The accompanying Notes are an important and integral part of the financial statements

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Biolife4D Corporation

Statement of Changes in Shareholders’ Equity

For the period January 1, 2017 through December 31, 2017

And for the period January 1, 2018 through June 30, 2018

	Voting Common Stock		Non-Voting Common Stock		Addition	Accumulated
	# of Shares	$ Amount	# of Shares	$ Amount	Paid-in Capital	Earnings/(Deficit)	Total

Balance at November 14, 2016 (inception)	0	$0	0	$0	$0	$0	$0
Issuance of founding Voting Common Stock ($0.00001 par)	10,000,000	100			(100)		0
Issuance of Non- Voting Common Stock ($0.00001 par)			28,500	0	(0)		0
2016 Net Income						(321)	(321)
Balance at December 31, 2016	10,000,000	100	28,500	0	(100)	(321)	(321)
Issuance of Common Stock with Shareholder Notes	200,000	2	60,000	1	(3)		0
2017 Net Income						(293,219)	(293,219)
Balance at December 31, 2017	10,200,000	102	88,500	1	(103)	(293,540)	(293,540)
Issuance of Non - Voting Common Stock ($0 par)			21,428	0
Issuance of Non - Voting Common Stock ($10 par)			168,413	1,684,130
Issuance of Non - Voting Common Stock ($12 par)			2,716	32,592		(496,837)	(496,837)
Net Income as of June 30, 2018
Balance at June 30, 2018	10,200,000	102	281,057	1,716,722	(103)	(790,407)	(790,377)

The accompanying Notes are an important and integral part of the financial statements

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Biolife4D Corporation

Statement of Cash Flows

For the period January 1, 2017 through December 31, 2017

And for the period January 1, 2018 through June 30, 2018

	2017	Six months Ending June 30, 2018
CASH FLOWS FROM OPERATIONS
Net Income	(293,219)	(496,837)
(Increase) Decrease in Deferred Offering Costs	(25,000)	0
Increase (Decrease) in Credit Card	0	(342)
Increase (Decrease) in Accrued Interest	36,000	0
Increase (Decrease) in Accounts Payable	6,991	0
(Increase) Decrease in Accounts Receivables		(16,010)
TOTAL CASH FLOWS FROM OPERATIONS	(275,227)	(513,170)

CASH FLOWS FROM INVESTING ACTIVITIES
None	0	0

TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0	0

CASH FLOWS FROM SHAREHOLDERS’ FINANCING ACTIVITIES
Accrued Interest Expense		(11,669)
Expense Reimbursement		(5,163)
Advance from Founder	4,342	0
Shareholder Notes	600,000	(65,000)
Shareholder Investments		1,716,722
CASH FLOWS FROM SHAREHOLDERS’ FINANCING ACTIVITIES	604,342	1,634,890

NET CHANGE IN CASH POSITION	329,115	1,121,720

Cash, beginning of year	500	329,612
Cash, end of year	329,615	1,451,332
Interest Paid	0	0
Taxes Paid	0	0

Significant Non-Cash Transactions
Number of Voting Common Shares issued to founder
Number of Non-Voting Common Shares issued		281,057
Number of Voting Common Shares issued with Shareholder Notes	200,000
Number of Non-Voting Common Shares issued with Shareholder Notes	60,000

The accompanying Notes are an important and integral part of the financial statements

FS-6

Biolife4D Corporation

Notes and Additional Disclosures to the Financial Statements

For the period January 1, 2017 through December 31, 2017

And for the period January 1, 2018 through June 30, 2018

Note 1 - Summary of Significant Accounting Policies and Corporate Structure

(a) Summary – Biolife4D Corporation (f/k/a BioGen3D Corporation) (the “Company”) is an early-stage investment corporation established by the executive officer and principal shareholder, Steven Morris, to develop critical life-saving technology. The Company was formed under the name of BioGen3D Corporation on November 14, 2016 and changed its name to Biolife4D Corporation on June 5, 2017, subsequent to the balance sheet of these financial statements. The Company is headquartered in Chicago, Illinois.

The Company begun its operations on a limited basis as it is still progressing through the regulatory and capital raising stage. It has not yet made any capital investments and has not yet accepted any investor capital aside from issuing shareholder notes (discussed in more detail below) for expenses associated with the efforts of seeking regulatory and legal approvals.

Once the Company has raised sufficient capital, it plans to develop the technology to bio-print a human heart for transplantation.

The Company is seeking an exemption from securities registration under Title IV of the JOBS Act. If approved, the Company may issue securities up to $50 million in value and plans to do so by issuing up to 5,000,000 shares of non-voting common stock.

(b) Methods of Accounting and Basis for Presentation – The Company prepares the financial statements in accordance with US generally accepted accounting principles which includes usage of the accrual method of accounting to match expenses with the period in which they are associated with revenue.

The accounting and reporting policies of the Company also conform to Article 8 of Regulation S-X of the regulations promulgated by the U.S. Securities and Exchange Commission.

The Company has elected to adopt early application of the Accounting Standards Update No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements.” The Company does not present or disclose certain items otherwise required under Topic 915.

(c) Estimates – The Company prepares the financial statements in accordance with US generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and costs as of the date of the financial statements. Actual results are reconciled with these estimates as they occur but they may differ from initial reporting.

(d) Comparative Financial Statements – Under US generally accepted accounting principles and applicable presentation standards, financial statements are presented in a comparative fashion with prior periods. Years presented herein comply with the disclosure requirements under Title IV of the JOBS Act.

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(e) Revenue Recognition – The Company recognizes revenue and costs in accordance with US generally accepted accounting principles.

In May 2014, the Financial Accounting Statements Board (“FASB”) issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for-profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

(f) Cash and Cash Equivalents – As of the reporting period, the Company’s cash deposits are held in an FDIC- insured financial institution. As of December 31, 2017 and June 30, 2018, the Company held cash balances of $329,615 and $1,451,332, respectively. While the balance of cash held exceeds the amount insured under FDIC policies, the Company does not believe that to be a substantial risk.

(g) Accounts or Investments Receivable – As of the reporting period, the Company does not have any account receivable or investor capital commitments receivable.

(h) Fair Value of Financial Instruments - The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. As of the balance sheet date, there were no financial instruments outstanding requiring fair value disclosure.

(i) Common Equity – The Company has authorized 11,000,000 shares of voting, $0.00001 par value common stock and an additional 6,000,000 of non-voting, $0.00001 par value common stock. As of December 31, 2017, the Company had 10,200,000 and 10,000,000 voting shares issued and outstanding and 88,500 and 28,500 non-voting shares issued and outstanding. As of December 31, 2017, Mr. Morris beneficially owned 98 percent and 100 percent, respectively, of the voting common shares. During the period ended June 30, 2018, the Company issued 281,057 shares of Non-Voting Common Stock

(j) Deferred Offering Costs - The Company complies with the requirements of ASC 340-10. The Deferred Offering Costs of the Company consist solely of legal fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to shareholders’ equity or expensed. The Company has spent approximately $25,000 on legal and issuing costs that have been properly capitalized until the share offering.

(k) Start-Up Costs - In accordance with ASC 720, costs related to start-up activities, including organizational costs, are expensed in the period incurred. The Company has incurred $257,219 as of the year ended December 31, 2017. In conjunction with the Company’s capital raising efforts, the Company will continue to incur marketing, office and professional expenses.

(l) Income Taxes – The Company accounts for the income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attribute to the temporary book-to-tax differences and carryforwards generated. Measurement of the deferred items of income tax is based on enacted tax laws and rates and compared to the realizable value of any deferred tax assets. At December 31, 2017 and June 30, 2018, the Company has a combined federal net operating loss (“NOL”) carryforwards. Due to the uncertainty of the Company’s ability to generate taxable income in the future, the Company has recorded a full valuation allowance against the deferred tax asset created by the NOL carryforward. The NOL carryforwards will begin to expire in 2036.

At this time, no activity of the Company requires a provision for state income tax.

FS-8

Note 2 - Share-Based Expenses

ASC 718 “Compensation – Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The company has issued 60,000 options for non-voting, $0.00001 par value per share common stock to certain non- employees and directors. All issuance of stock options were considered to be of nominal value through December 31, 2017.

Note 3 - Shareholder Notes

During the period from January 1, 2017 and December 31, 2017, the Company issued additional long-term loans payable (“Shareholder Notes”) to Mr. Morris and others of $600,000. The terms of these notes provide that the principal amounts are subject to 6 percent interest per annum. Additionally, the holders of these long-term loans payable were also granted a cumulative amount of 200,000 shares of voting common stock and 60,000 shares of non-voting common stock. The terms of the long-term loans payable are largely similar among all of the holders except for which holders received voting and non-voting stock and how many shares were received by the holders of the Shareholder Notes.

Furthermore, the terms of the long-term loans payable provide that when the Company issues any other stock, debt or other strategic financing where the proceeds exceed $600,000, the holders of the long-term loans payable shall be repaid in full, plus accrued and unpaid interest. As of December 31, 2017, the Company has accrued approximately $36,000 of interest payable to the Shareholder Note holders.

During the period from January 1, 2018 to June 30, 2018, the Company used some of its cash to payback certain shareholder notes and reimburse expenses of our CEO. As of June 30, 2018, there is $559,331 shareholder notes and accrued interest expense. Accrued interest at June 30, 2018 was $24,331.

In accordance with ASC 480-10-25-15, the 200,000 voting common shares and 60,000 non-voting common shares are accounted for separately from Shareholder Notes as they are freestanding from the Shareholder Note. Accordingly, the proceeds of the Shareholder Note are recorded as the proceeds from the issuance of a long-term liability while the freestanding shares issued are recorded as equity received in a non-cash transaction.

Note 4 - Line of Credit and Other Liabilities

The Company currently carries $6,668 in credit card debt.

FS-9

Note 5 - Related Party Transactions

The investment documents and Company governance allow for related party transactions.

As of the reporting date, the only related party transactions entered into by the Company is that of the Shareholder Notes, discussed in Note 3 – Shareholder Notes, above.

Note 6 - Going Concern

The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from outside investors sufficient to execute upon the Company’s planned technological development and commercial activities. No assurance can be given that the Company will be able to successfully raise capital or continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 7 - Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through October 1, 2018 including adoption or implementation of any required accounting standard updates. There are no subsequent events that require disclosure at this time.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLife4D Corporation

Date: October 1, 2018	By:	/s/ Steven Morris
Steven Morris
Chief Executive Officer and Director

Date: October 1, 2018	By:	/s/ James Hechtman
James Hechtman
Chief Financial Officer, Chief Accounting Officer

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